6:56 AM
02/25/25
Accrual Basis

Essen Inc
Profit & Loss
January through December 2023

		Jan - Dec 23
Ordinary Income/Expense		
Income		
Food Sales		
Doordash	4,450.25	
Grubhub	387.04	
Online Order	5,270.46	
Food Sales - Other	546,624.39	
Total Food Sales		556,732.14
Other Income		64,927.77
Total Income		621,659.91
Cost of Goods Sold		
Food Purchases		
Broadleaf Venison (USA) Inc	7,644.35	
Capital Meat	2,959.56	
Gios Food Service	11,777.58	
Haxowl Tea & Boba Supply Inc	550.75	
JFC	20,974.38	
LA Produce	2,465.92	
Lab Coffee	885.00	
Mutual Trading	10,256.05	
Newport Meat Company	20,696.98	
Ocean Fresh Fish & Seafood	5,348.50	
Others	18,442.44	
Restaurant Depot	14,872.79	
S J Distributors Inc	6,663.98	
West Coast Prime Meats	29,582.53	
Wismettac Asian Foods	4,166.50	
Total Food Purchases		157,287.31
Merchant Account Fees		15,432.09
Restaurant Supplies		8,070.54
Total COGS		180,789.94
Gross Profit		440,869.97
Expense		
Alarm Exp		240.00
Auto Exp		25,817.37
Bank Service Charges		193.27
Business Licenses and Permits		998.98
Cleaning Service		1,120.00
Insurance Expense		11,217.47
Interest		11,797.86
Marketing and Promotion		11,413.47
Membership		148.00
Office Expense		5,487.25
Payroll Expenses		178,937.28
Pest Control		912.56
POS Service		2,415.73
Professional Fees		2,415.00
Rent Expense		72,937.34
Repairs and Maintenance		15,441.55
Restaurant Exp		51,710.55
Telephone Expense		3,494.42
Utilities		36,869.57
Total Expense		433,567.67
Net Ordinary Income		7,302.30
Net Income		**7,302.30**

Essen Inc
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking	12,152.80
Chase Checking - 3510	11,358.80
Petty Cash	346.36
US Bank Checking	963.17
Total Checking/Savings	24,821.13
Other Current Assets	
So Cal Edision Deposit	3,715.00
Total Other Current Assets	3,715.00
Total Current Assets	28,536.13
Fixed Assets	
Furniture and Equipment	2,010.62
Total Fixed Assets	2,010.62
Other Assets	
Purchase acquisition	61,655.76
Security Deposits Asset	17,255.68
Total Other Assets	78,911.44
TOTAL ASSETS	**109,458.19**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	17,434.11
Total Accounts Payable	17,434.11
Credit Cards	
Capital One Credit Card	7,134.05
Chase Credit Card	41,651.09
US Bank Credit Card - 4665	2,963.61
US Bank Credit Card - 6350	11,386.22
Total Credit Cards	63,134.97
Other Current Liabilities	
Loan from Shareholder	10,046.75
Sales Tax Payable	3,632.71
SBA Loan	16,987.00
Total Other Current Liabilities	30,666.46
Total Current Liabilities	111,235.54
Total Liabilities	111,235.54
Equity	
Paid in Capital	52,000.00
Retained Earnings	-61,079.65
Net Income	7,302.30
Total Equity	-1,777.35
TOTAL LIABILITIES & EQUITY	**109,458.19**

Essen Inc
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	7,302.30
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	17,434.11
Capital One Credit Card	2,906.69
Chase Credit Card	18,322.60
US Bank Credit Card - 4665	22.11
US Bank Credit Card - 6350	-4,170.33
Headway Capital -Line of Credit	-2,401.40
Loan from Jeffrey	-10,300.83
Loan from Shareholder	-4,300.00
Mulligan Loans - Finwise Bank	-12,000.00
Sales Tax Payable	-4,600.78
SBA Loan	-1,358.00
Security Deposit from Mike Wang	-2,901.28
Net cash provided by Operating Activities	3,955.19
INVESTING ACTIVITIES	
Furniture and Equipment	-500.00
Net cash provided by Investing Activities	-500.00
Net cash increase for period	3,455.19
Cash at beginning of period	21,365.94
Cash at end of period	**24,821.13**